EXHIBIT 21
                                 SUBSIDIARIES


The Registrant has two wholly-owned subsidiaries:

        SEA, Inc.            -  A Delaware Corporation, and
        Nautical Realty A/S  -  A Danish Corporation.


The Registrant has a 97.5% owned subsidiary Narrowband Network Systems, Inc.
 - A Washington Corporation, and a 60% owned subsidiary
 - Datamarine International Australia PTY, LTD. - A New South Wales, Australia Corporation.